

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Philip Mays
Chief Financial Officer
CTO Realty Growth, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

> **Re: CTO Realty Growth, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 22, 2024**
> **Form 8-K**
> **Filed February 22, 2024**
> **File No. 001-11350**

Dear Philip Mays:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zach Swartz, Esq.